UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010


Mail Stop 7010

      December 1, 2005

via U.S. mail and Facsimile

Tom J. Fatjo, III
Senior Vice President - Finance
Secretary
WCA Waste Corporation
One Riverway, Suite 1400
Houston, Texas 77056

      Re:	WCA Waste Corporation
		PRE 14A filed November 18, 2005
		Correspondence filed November 30, 2005
      File No. 000-50808

Dear Mr. Fatjo:

	We have completed our review of your proxy statement and related filings and have no further comments at this time.


      Sincerely,



      Pamela A. Long
      Assistant Director



Cc:	Kinloch Gill
	Andrews Kurth LLP
	111 Congress Avenue
	Austin, Texas 78701

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Richard Astrom
National Residential Properties, Inc.
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